April 11, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Effie Simpson

Linda Cvrkel

Re:	Lear Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 11, 2014
File No. 1-11311

Dear Mss. Simpson and Cvrkel:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated April 9, 2014, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2014. We have addressed your April 9, 2014 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments. Please note that the modifications reflected below to your original comments were made pursuant to a conversation Ms. Wendy Foss of the Company had with Ms. Simpson on April 10, 2014.

Form 10-K for the year ended December 31, 2013

Note 5. Investments in Affiliates and Other Related Party Transactions, page 66

1.	We note from the table on page 66 that the Company holds a 15% investment in ~~RevoLaze~~ eLumigen, LLC and a 10% interest in ~~eLumigen~~ HB Polymer Company, LLC as of December 31, 2013. We also note from the disclosure on page 67 that the Company’s investments in each of these entities are accounted for under the equity method as the Company’s interests in these entities are similar to partnership interests. Please explain in further detail why you believe that it is appropriate to account for your interests in each of these entities using the equity method of accounting. As part of your response, please explain why your investments in these entities of 15% and 10%, respectively, provide you with significant influence over the operating and financial policies of these entities. Refer to the guidance outlined in ASC 323-30-25 and 323-10-15-6.

ASC 323-30-25, “Investments – Equity Method and Joint Ventures – Partnerships, Joint Ventures and Limited Liability Entities,” as supplemented by ASC 323-10-15-6, “Investments – Equity Method and Joint Ventures,” requires the use of the equity method of accounting for investments in partnerships and unconsolidated joint ventures if the investor has the ability to exercise significant influence over the investee. In addition, ASC-323-30-S99-1 requires the use of the equity method of accounting for investments in limited partnerships of more than 3-5% unless the investor has virtually no influence over the partnership’s operating and financial policies. Further, ASC 323-30-35-3 provides that an investment in a limited liability company that maintains “a specific ownership account for each investor – similar to a partnership capital account structure – shall be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in a limited liability company shall be accounted for using the cost or the equity method.” Accordingly, an investment in a limited liability company of more than 3-5% should generally be accounted for under the equity method of accounting if the limited liability company maintains separate ownership accounts for each investor and the investor has the ability to influence the operating and financial policies over the entity.

Based on the Company’s review of the specific facts and circumstances as outlined below, the Company has concluded that the equity method of accounting is appropriate for these entities.

eLumigen, LLC (“eLumigen”)

eLumigen is a limited liability company governed by the First Amended and Restated Limited Liability Company Agreement of eLumigen, LLC (“eLumigen Agreement”). The eLumigen Agreement requires the establishment and maintenance of a separate capital account for each member and is treated as a partnership for federal and state income tax purposes. Further, the eLumigen Agreement states that eLumigen will be managed and controlled by a Board of Managers, consisting of four Managers, one of whom shall be designated by the Company. As each Manager is entitled to one vote, the Company’s representation on the Board of Managers represents a voting interest of 25%. The eLumigen Agreement provides a list of important actions (such as the selection of and compensation for key employees; capital expenditures in excess of $50,000; and the incurrence of contractual obligations in excess of $50,000) that requires the approval of a majority of the Managers. The eLumigen Agreement also provides a list of important actions (such as certain related party transactions, establishment of joint ventures or strategic alliances; and the establishment of employee benefit and incentive plans) that requires unanimous approval of the Managers. Accordingly, the Company has the ability to exert significant influence over the operating and financial policies of eLumigen.

HB Polymer Company, LLC (“HB Polymer”)

HB Polymer is a limited liability company governed by the Amended and Restated Company Agreement of HB Polymer Company, LLC (“HB Polymer Agreement”). The HB Polymer Agreement requires the establishment and maintenance of a separate capital account for each member and is treated as a partnership for federal and state income tax purposes. Further, the HB Polymer Agreement states that HB Polymer will be managed and controlled by a Board of Managers, consisting of five Managers, one of whom shall be designated by the Company. As each Manager is entitled to one vote, the Company’s representation on the Board of Managers represents a voting interest of 20%. Subject to certain restrictions (such as related party transactions; issuance of additional or changes to existing membership interests; and dissolution and/or liquidation of the entity), the Managers have the sole and exclusive control of the management, business and affairs of the entity (such as the selection of and compensation for key employees; and the acquisition of assets). Accordingly, the Company has the ability to exert significant influence over the operating and financial policies of HB Polymer.

The Company has provided the acknowledgments requested by the Staff in the statement attached hereto. If you should have any questions or comments about the response in this letter, please call me at (312) 558-7244.

Sincerely,

/s/ Erin G. Stone

Erin G. Stone
Winston & Strawn LLP

LEAR CORPORATION

April 11, 2014

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated April 9, 2014, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By:	/s/ Jeffrey H. Vanneste
Name:	Jeffrey H. Vanneste
Title:	Senior Vice President and Chief Financial Officer